

June 8, 2009

Mr. Michael J. Rosinski
Executive Vice President and Chief Financial Officer
Rosetta Resources Inc.
717 Texas, Suite 2800
Houston, TX 77002

> **Re: Rosetta Resources Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-159225**
> **Filed May 13, 2009**

Dear Mr. Rosinski:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. Footnote 1 indicates that the registration statement also covers an "indeterminate number of securities registered [in the Form S-3] as may be issuable from time to time upon conversion of, or in exchange for, or upon exercise of, convertible or exchangeable securities as may be offered pursuant to the prospectus filed with this Registration Statement." Please revise your disclosure to indicate whether all of the underlying securities are listed in the fee table and, to the extent that they are not, please revise your fee table to include the underlying securities.

Description of Warrants, page 29

2. Warrants may not be issued for "other securities" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Description of Stock Purchase Contracts and Stock Purchase Units, page 30

3. We note that the stock purchase contracts, and stock purchase units may be composed of "other securities or debt obligations of third parties." It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

4. You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required.

5. To the extent that you prefer to receive any potential staff comments prior to the time that you file a definitive prospectus supplement, you may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form. In that case, ensure that you submit the proposed supplement sufficiently far in advance of the intended offering date to allow for staff review.

Exhibit 5.1

6. We note the statement on page 9 of your Form S-3, that "[t]he indentures and debt securities (and any guarantees thereof) will be governed by New York law." However, the legality opinion does not appear to include applicable New York law. Obtain and file a new opinion that addresses all applicable state laws, including those that will govern the indentures, debt securities, and debt guarantees.

7. Each time you do a takedown of any of these securities, you must obtain and file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

8. The suggestion that the opinion is "solely" for the benefit of those named could create doubt regarding whether the reader is included in the group. Please obtain and file an opinion that contains no such limitation.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Douglas Brown at (202) 551-3265, or in his absence Timothy Levenberg, Special Counsel, at (202) 551-3707.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Christine LaFollette
       Via facsimile
       (713) 236-0822